Item 77M - DWS Communications Fund

On April 29, 2011 (the "Effective Date"), DWS
Communications Fund (the "Predecessor Fund"), a series of DWS Communications Fund, Inc., a
Maryland corporation (Registration Nos. 002-87336 and 811-03883), was reorganized into DWS
Communications Fund (the "Acquiring Fund"), a corresponding newly created "shell" series of DWS
Securities Trust, a Massachusetts business trust
(Registration Nos. 002-36238 and 811-02021).  On
the Effective Date, all of the assets and liabilities of the Predecessor Fund were transferred to the Acquiring Fund. With the exception of the differing trust of which it is a series, the Acquiring
Fund is substantially similar to its corresponding
Predecessor Fund.

All financial and other relevant information for the Predecessor Fund for the six-month period ended
June 30, 2011 is reported on the Form N-SAR filed by the Acquiring Fund for the same period.